UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2022

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub: Outcome of the Board Meeting held on April 28, 2022

The Board of Directors of the Company at its meeting held on April 28, 2022 have considered and approved the audited Consolidated and Standalone Financial Results of the Company for the Fourth Quarter and Year ended March 31, 2022.

In this regard, please find enclosed herewith the following:

1.	Audited Consolidated and Standalone Financial Results of the Company for the Fourth Quarter and Year ended March 31, 2022 (‘Financial Results’); Exhibit 99.1

2.

Audit Reports for Financial Results from our Statutory Auditors, M/s S.R. Batliboi & Co. LLP, Chartered Accountants, in terms of Regulation 33 and 52 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’); Exhibit 99.2

3.	A Press Release in respect to the Financial Results; and Exhibit 99.3

4.	Investor Presentation on the Financial Results. Exhibit 99.4

We wish to inform you that the Board of Directors of the Company have approved First Interim Dividend of ₹ 31.5 per equity share i.e. 3150% on face value of Re. 1/- per share for the Financial Year 2022-23 amounting to c. ₹ 11,710 Crores. The record date for the purpose of payment of dividend is Monday, May 9, 2022. The interim dividend will be paid within stipulated timelines as prescribed under law.

Forward looking statement:

In addition to historical information, this Form 6K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20F dated July 19, 2021. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’website,www.sec.gov.

Exhibits

1.	Exhibit 99.1 - Audited Consolidated and Standalone Financial Results of the Company for the Fourth Quarter and Year ended March 31, 2022 (‘Financial Results’);

2.	Exhibit 99.2 - Audit Reports for Financial Results from our Statutory Auditors, M/s S.R. Batliboi & Co. LLP, Chartered Accountants, in terms of Regulation 33 and 52 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’);

3.	Exhibit 99.3 - A Press Release in respect to the Financial Results; and

4.	Exhibit 99.4 - Investor Presentation on the Financial Results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2022

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer